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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1943 and Rule 17a-5 Thereunder

REPORT FOR THE PEROID BEGINNING 7/01/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Pilgrim Parkway, Suite 300
(No. and Street)

Elm Grove,	Wisconsin	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Peterson (414) 785-1377
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hau & Associates, S.C.
(Name – if individual, state last, first, middle name)

1208 West Layton Avenue,	Milwaukee,	Wisconsin	53221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption form the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form displays a currently valid JMB control number.

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary in any account classified soley as that of a customer, except as follows:


THERESA L SPIDELL
Notary Public
State of Wisconsin

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

ANNUAL AUDIT REPORT

JUNE 30, 2007 AND JUNE 30, 2006

Prepared by:
Hau & Associates, S.C.
Certified Public Accountants
1208 West Layton Avenue
Milwaukee, WI 53221

LIBERTY INVESTMENT COUNSEL, LTD.

TABLE OF CONTENTS

JUNE 30, 2007 AND JUNE 30, 2006

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

August 23, 2007

To the Board of Directors of
Liberty Investment Counsel, Ltd.

We have audited the accompanying balance sheets of Liberty Investment Counsel, Ltd. (a Wisconsin Corporation) as of June 30, 2007 and June 30, 2006, and the related statements of operations, retained earnings, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Investment Counsel, Ltd. as of June 30, 2007 and June 30, 2006, and the results of its operations and its cash flows for the fiscal years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 – 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hau & Associates, S.C.

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpa.com WEB SITE: www.haucpa.com

LIBERTY INVESTMENT COUNSEL, LTD.
BALANCE SHEETS
AS OF JUNE 30, 2007 AND JUNE 30, 2006

	June 30, 2007			June 30, 2006		
ASSETS	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - Note 3	$ 10,041	$ -	$ 10,041	$ 10,248	$ -	$ 10,248
Commissions receivable	13,535	1,504	15,039	5,020	558	5,578
Prepaid expenses and fees	-	526	526	-	764	764
Total current assets	$ 23,576	$ 2,030	$ 25,606	$ 15,268	$ 1,322	$ 16,590
Other Assets:						
Deferred tax asset - Notes 1 and 4	-	1,009	1,009	-	453	453
Total assets	$ 23,576	$ 3,039	$ 26,615	$ 15,268	$ 1,775	$ 17,043
LIABILITIES AND STOCKHOLDER'S EQUITY						
Current Liabilities:						
Commissions payable - Note 8			$ 13,535			$ 5,020
Accounts payable			-			353
Payroll taxes payable			-			-
Corporate income tax payable -			742			-
Notes 1 and 4			-			-
Total current liabilities			$ 14,277			$ 5,373
Stockholder's Equity:						
Common stock - no par value 3,000 shares authorized; 3,000 shares issued and outstanding, including treasury stock			$ 12,000			$ 12,000
Less: Treasury stock - 1,500 shares at cost - Note 6			(6,000)			(6,000)
Retained earnings			6,338			5,670
Total stockholder's equity			12,338			11,670
Total liabilities and stockholder's equity			$ 26,615			$ 17,043

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND JUNE 30, 2006

	Fiscal Year Ended June 30, 2007	Fiscal Year Ended June 30, 2006
Revenue:		
Investment advisory fees	$ -	$ 13,700
Commissions	112,005	98,179
Net revenues	$ 112,005	$ 111,879
Expenses:		
Accounting	$ 4,318	$ 4,075
Bank service charges	-	-
Commissions to brokers - Note 8	97,628	84,861
Investment advisory commissions - Note 8	-	12,330
Miscellaneous	125	-
Professional fees	275	1,920
Personal property tax	19	-
Registration and license fees	1,214	1,458
Related payroll taxes	-	-
Rent expense - Note 9	2,200	6,600
Workers' compensation and bond insurance	372	374
Total operation expenses	$ 106,150	$ 111,618
Operating income (loss)	$ 5,854	$ 261
Other income (expenses):		
Charitable contributions	(5,000)	-
Income (loss) before taxes	$ 854	$ 261
Income tax expense (credit) - Note 4	186	57
Net income (loss) for fiscal year	$ 668	$ 204
Retained earnings - beginning of fiscal year	5,670	5,466
Retained earnings - end of fiscal year	$ 6,338	$ 5,670

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND JUNE 30, 2006

	Fiscal Year Ended June 30, 2007	Fiscal Year Ended June 30, 2006
Cash flows from operating activities:		
Net income (loss)	$ 668	$ 204
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (credit)	(556)	57
Change in assets and liabilities:		
Decrease (increase) in:		
Commissions receivable	(9,461)	(555)
Payroll advance	-	-
Prepaid expenses and fees	238	102
Increase (decrease) in:		
Commissions payable	8,515	499
Accounts payable	(353)	353
Payroll taxes payable	-	-
Corporate taxes payable	742	-
Net cash provided by (used for) operating activities	(207)	660
Net increase (decrease) in cash	(207)	660
Cash at beginning of fiscal year	10,248	9,588
Cash at end of fiscal year	$ 10,041	$ 10,248

*See Note 10 for additional cash flow disclosures.

The accompanying notes are an integral part of the financial statements.

LIBERTY INVESTMENT COUNSEL, LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007 AND JUNE 30, 2006

Note 1 – Summary of Significant Accounting Policies

Nature of Operations
Liberty Investment Counsel, Ltd. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Liberty Investment Counsel, Ltd. promptly forwards all funds received from customers in connection with its activities as a broker.

Method of Accounting
The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments.

The carrying amounts reported in the statements of financial position for cash and cash equivalents, and accounts receivable approximates the assets' fair value.

Allowance for Doubtful Accounts
Management believes all accounts to be collectible, and therefore, no allowance for doubtful accounts has been provided for in these financial statements.

Furniture, Improvements, and Related Depreciation
Depreciation of furniture and improvements is computed over estimated useful lives ranging from five to ten years using accelerated methods. There was no depreciation for the fiscal year ended June 30, 2007 or June 30, 2006.

Income Taxes
Income taxes are provided for in the financial statements based upon reported income adjusted for items representing a permanent difference between pretax accounting income and taxable income. Tax credits are reflected as reductions of income tax expense in the period in which such credits are realized.

Note 1 – Summary of Significant Accounting Policies (Cont'd)

Deferred Income Taxes

Deferred taxes arise from timing differences between income for financial reporting purposes and income for tax purposes. The deferred tax asset represents net operating loss carryforwards that are available to reduce future federal and state income taxes.

Note 2 – Organization

Liberty Investment Counsel, Ltd. was incorporated on April 14, 1981.

Note 3 – Cash

Cash at June 30, 2007 and June 30, 2006 as held in one non interest-bearing checking account.

	As of June 30	
	2007	2006
Checking	$ 10,041	$ 10,248
Total	$ 10,041	$ 10,248

Note 4 – Income Taxes

The following is a reconciliation of pre-tax accounting income, as shown for financial statement purposes, to taxable income as reported on the Company's federal and State income tax returns for the fiscal years ended June 30, 2007 and June 30, 2006:

	Fiscal Year Ended June 30, 2007		Fiscal Year Ended June 30, 2006	
	Federal	State	Federal	State
Pre-tax accounting income (loss)	$ 854	$ 854	$ 261	$ 261
Adjustments to accounting income:				
Timing differences:				
Charitable contribution carry forward	4,650	4,650	-	-
Subtotal	5,504	5,504	261	261
Less: Net operating loss carryforward	(2,088)	(2,088)	(261)	(261)
State income tax (as shown on tax return)	(270)	-	-	-
Subtotal	(2,358)	(2,088)	(261)	(261)
Taxable income	$ 3,146	$ 3,416	$ -	$ -

LIBERTY INVESTMENT COUNSEL, LTD.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
JUNE 30, 2007 AND JUNE 30, 2006

Note 4 – Income Taxes (Cont'd)

The following is a reconciliation of income taxes as shown on the tax return, to the tax provision reflected in the financial statements for the fiscal years ended June 30, 2007 and June 30, 2006:

	Fiscal Year Ended June 30, 2007		Fiscal Year Ended June 30, 2006	
	Federal	State	Federal	State
Income tax on above	$ 472	$ 270	$ -	$ -
Adjustment to prior year income tax	-	-	-	-
Subtotal	472	270	-	-
Reduction (increase) in deferred tax assets:				
On current income - Net operating loss	288	165	36	21
- Other timing differences	(642)	(367)	-	-
Income tax expense (credit)	$ 118	$ 68	$ 36	$ 21
Tax provision per financial statements	$ 186		$ 57	

As of June 30, 2007, the company has contribution carryforwards, which will expire as follows in future years:

Expiration Date	Federal	State
June 30, 2027	$ 4,650	$ -
June 30, 2022	-	4,650
Totals	$ 4,650	$ 4,650

Note 5 – Contingent Liabilities

Management has indicated that the Company was not involved in any litigation, either as defendant or as plaintiff, which would materially change the Company's financial position or results of operations.

Note 6 – Treasury Stock

On February 28, 1992, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 7 – Net Capital

Liberty Investment Counsel, Ltd. promptly transmits all customer funds generated in connection with its activities as a broker or dealer. The Company does not hold funds or securities or owe money to customers. Brokers who do not generally carry customers' accounts have to maintain net capital of not less than $5,000 in accordance with Section 15c3-1 of the Securities and Exchange Commission Rules (SEC Rules). Liberty Investment Counsel, Ltd. has complied with this section of the SEC Rules for the fiscal years ended June 30, 2007 and June 30, 2006.

As of June 30, 2007 and June 30, 2006, Liberty Investment Counsel, Ltd's excess net capital was $4,299 and $4,895, respectively.

Note 8 – Related Party Transactions

Commissions to Brokers, Investment Advisory Commissions, and Bonuses:

Commissions to brokers, investment advisory commissions, and bonuses included the following amounts for Richard C. Peterson.

	Fiscal Year Ended June 30	
Expense Category:	2007	2006
Commissions to brokers	$ 28,714	$ 24,078
Investment advisory commissions	-	12,330
Total	$ 28,714	$ 36,408

Mr. Peterson is the president and 100% shareholder of Liberty Investment Counsel, Ltd.

Note 9 – Rent

Liberty Investment Counsel, Ltd. leases space on a month-to-month basis. Rent expense for the fiscal years ended June 30, 2007 and June 30, 2006 totaled $2,200 and $6,600, respectively.

Note 10 – Additional Cash Flow Disclosures

Cash outlays (net refunds) for income taxes consisted of the following:

	Fiscal Year Ended June 30	
	2007	2006
Prior year's tax liability - Federal	$ -	$ -
- State	-	-
Cash outlay (net refund)	$ -	$ -

Note 11 – Risk Management

The company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets, errors and omissions and natural disasters. The organization does not carry liability insurance.

LIBERTY INVESTMENT COUNSEL, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND JUNE 30, 2006

	Fiscal Year Ended June 30	
	2007	2006
Balance at beginning of fiscal year	$ 11,670	$ 11,466
Net income (loss)	668	204
Balance at end of fiscal year	$ 12,338	$ 11,670

* * * * * * * * * * * * * * * * *

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
AS OF JUNE 30, 2007 AND JUNE 30, 2006

	As of June 30	
	2007	2006
Balance at beginning of fiscal year	$ -	$ -
Increases	-	-
Decreases	-	-
Balance at end of fiscal year	$ -	$ -

LIBERTY INVESTMENT COUNSEL, LTD.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2007 AND JUNE 30, 2006

	As of June 30	
	2007	2006
Total stockholders' equity as shown on balance sheets	$ 12,338	$ 11,670
Less: Total non-allowable assets as shown on balance sheets	(3,039)	(1,775)
Net capital	$ 9,299	$ 9,895

* * * * * * * * * * * * * * * * *

COMPUTATION OF EXCESS NET CAPITAL REQUIREMENT
AS OF JUNE 30, 2007 AND JUNE 30, 2006

	As of June 30	
	2007	2006
Net capital	$ 9,299	$ 9,895
Less: Minimum dollar net capital requirement - Note 7	(5,000)	(5,000)
Excess net capital	$ 4,299	$ 4,895

LIBERTY INVESTMENT COUNSEL, LTD.
RECONCILIATION OF THE UNAUDITED COMPUTATION OF NET CAPITAL TO THE AUDITED COMPUTATION OF NET CAPITAL AS OF JUNE 30, 2007 AND JUNE 30, 2006

	As of June 30	
	2007	2006
Unaudited net capital as shown on focus report	$ 10,290	$ 10,273
Adjustments to asset accounts - increase (decrease):		
Cash	1	-
Commissions receivable off-setting commissions payable	11,035	4,770
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(11,285)	(4,795)
Accounts payable	-	(353)
Federal income tax payable	(472)	-
State income tax payable	(270)	-
Audited net capital	$ 9,299	$ 9,895

* * * * * * * * * * * * * * * * * *

RECONCILIATION OF THE UNAUDITED COMPUTATION OF EXCESS NET CAPITAL TO THE AUDITED COMPUTATION OF EXCESS NET CAPITAL AS OF JUNE 30, 2007 AND JUNE 30, 2006

	As of June 30	
	2007	2006
Unaudited excess net capital	$ 5,290	$ 5,273
Adjustments to asset accounts - increase (decrease):		
Cash	1	-
Commissions receivable off-setting commissions payable	11,035	4,770
Adjustments to liability accounts - decrease (increase):		
Commissions payable	(11,285)	(4,795)
Accounts payable		(353)
Federal income tax payable	(472)	-
State income tax payable	(270)	-
Audited excess net capital	$ 4,299	$ 4,895

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

HAU & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
WISCONSIN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

August 23, 2007

To the Board of Directors of
Liberty Investment Counsel, Ltd.

In planning and performing our audit of the financial statements of Liberty Investment Counsel, Ltd. for the fiscal year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Liberty Investment Counsel, Ltd's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies and material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be significant deficiencies in internal control:

1. Auditor proposed journal entries for recording commission receivable and commission payable
2. The auditor prepares the annual financial statements and footnotes for the Company
3. Limited staff resulting in a lack of segregation of duties

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe all three significant deficiencies mentioned above constitute material weaknesses.

The Company claims exemption from Rule 15c3-3 under ¶ (k) (2) (I). The Company was in compliance with the conditions of the exemption as of June 30, 2007, and no facts came to our attention to indicate the exemption had not been complied with for the fiscal year then ended.

This report is intended solely for the information and use of management, the Board of Directors of Liberty Investment Counsel, Ltd. and the Securities and Exchange Commission.

Hau & Associates S.C.

END

1208 West Layton Ave., Milwaukee, WI 53221-2433 • 414-282-9000 • FAX: 414-282-8932
EMAIL: mail@haucpa.com WEB SITE: www.haucpa.com